

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2010

Kenneth A Hasija
President
Davenport Theatrical Enterprises, Inc.
250 West 49th Street
Suite #301
New York, NY 10019

    Re: **The Godspell LLC**
            Amendment No. 6 to Offering Statement on Form 1-A
            Filed July 2, 2010
            File No. 024-10261

Dear Mr. Hasija:

      We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Circular

Risk Factors, page 14

1. Please revise to add a risk factor addressing the risk to investors from the projections presented in the recoupment table. Clearly address that there is no assurance regarding the projections and that the underlying assumptions maybe incorrect.

Recoupment Schedule, page 33

2. Please revise your introductory paragraph to indicate that the table is simply the company's best estimates and that investors should not place undue reliance on the recoupment schedule.

3. Please revise your recoupment schedule to add more columns showing percent of capacity at 30% and 20%. Additionally, the narrative following the table should be balanced in its presentation. Therefore, please include disclosure addressing percent of capacity under 50% columns along with statements to the effect that there is no assurance that any amount of production costs will be recouped or that the company will generate any operating profits.

You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or David Link at (202) 551-3356 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Heather Reid
        Fax: (212) 308-0642